Exhibit 99.54

Titan Provides Update on
Production Expansion and Guidance for 2025

Vancouver, BC – February 19, 2025 – Titan Mining Corporation (TSX: TI) (OTCQB: TIMCF) (“Titan” or the "Company") is pleased to provide an update on production expansion plans at its wholly owned project, Empire State Mines (“ESM”) and 2025 production, cost and capital expenditure guidance (all dollar figures are in US dollars, unless otherwise indicated).

Highlights:

●	Addition of 12 million payable pounds of production expected annually upon execution of growth plans at the N2D Zone (“N2D”)

●	Equipment secured for expansion with mobilization by the end of Q2 2025 and production contribution from N2D in H2 2025

●	Production guidance increase by 15% for 2025 to 75- 81 million zinc recoverable pounds or 64 – 69 million zinc payable pounds when compared to 2024

●	C1 Cash Cost(1) for 2025 is estimated between $0.89 and $0.96 per payable pound and all-in-sustaining cost (“AISC”)(1) for 2025 is estimated between $0.98 and $1.05

Don Taylor, CEO of Titan commented: “2025 promises to be another great year for Titan as we continue to execute our planned zinc growth strategy with an enhanced restart of the N2D Zone and an improved production outlook for 2025. N2D is a fully developed mining area that will add significant incremental production to the #4 mine for several years. Also, zinc miners in 2025 find themselves in a good position with metal stocks already low and declining, lower concentrate treatment charges predicted and the possibility for much higher zinc prices.”

Rita Adiani, President of Titan commented: “We are pleased to have secured the necessary equipment for our expansion project, paving the way for its launch in the second half of 2025. Our focus remains on creating value for our shareholders by driving cost efficiencies and advancing organic growth initiatives across our zinc and graphite portfolios.”

Production Expansion at ESM

Titan management and Board have approved a plan and commenced acquisition of the necessary equipment to recommence mining in the N2D area. The area is fully developed enabling the Company to ramp up production quickly.

The Company plans to ramp up production beginning in Q3 25, achieving full production at N2D in Q4 25. The production from N2D will add 500 tons per day (bringing overall production to 2,250 tpd). N2D is estimated to add approximately 12 million payable zinc pounds per annum.

Figure 1 below outlines the key mining zones for ESM:

Figure 1: N2D Life of Mine Plan

Guidance for 2025

Production guidance for 2025 is estimated to be between 75 - 81 million zinc recoverable pounds or
64 - 69 million zinc payable pounds. C1 Cash Cost(1) for 2025 is estimated between $0.89 and $0.96 per payable pound and all-in-sustaining cost (“AISC”)(1) for 2025 is estimated between $0.98 and $1.05 per payable pound.

Table 1: Production and Cost Guidance for 2025

Recoverable Production Zinc	75 - 81 million lbs
Payable Production Zinc	64 – 69 million lbs
C1 Cash Cost/payable lb (1)	$0.89 - $0.96 per lb
AISC/payable lb(1)	$0.98 - $1.05 per lb
Sustaining Capital	$5.5-$5.7 million
Exploration Capital	$2.2 -$2.5 million

Notes:

(1)	C1 Cash Cost and AISC are non-GAAP financial measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is set out in the Company's most recent MD&A under the section titled, "Non-GAAP Financial Measures" which disclosure is incorporated by reference herein. The Company's most recent MD&A can be found on SEDAR+ at www.sedarplus.com.

Titan is progressing with final engineering work for its natural flake graphite processing facility in New York State, as detailed in the Company’s January 16, 2025, press release. Concurrently, Titan is actively advancing financing initiatives to support the facility’s development and will provide further updates as milestones are achieved

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Donald R. Taylor, MSc., PG, Chief Executive Officer of the Company. Mr. Taylor is a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (Registered Member #4029597). The scientific and technical information herein was derived from the Company’s technical report titled “Empire State Mines 2024 NI 43-101 Technical Report Update, Gouverneur, New York, USA” with an effective date of December 3, 2024.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. The Company is focused on value creation and operating excellence, with a strong commitment to developing critical mineral assets that enhance the security of the U.S. supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact: Rita Adiani, President. Email: radiani@titanminingcorp.com, Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including the addition of 12 million payable pounds of production expected annually upon execution of growth plans at N2D;; 2025 promises to be another great year for Titan as we continue to execute our planned zinc growth strategy with an enhanced restart of the N2D Zone and an improved production outlook for 2025; N2D is a fully developed mining area that will add significant incremental production to the #4 mine for several years; zinc miners in 2025 find themselves in a good position with metal stocks already low and declining, lower concentrate treatment charges predicted and the possibility for much higher zinc prices; the achievement of financing milestones for Titan’s natural flake graphite processing facility in New York State, the timing of announcement of such milestones, or that such milestones will be achieved at all; equipment secured for expansion with mobilization by the end of Q2 2025 and production contribution from N2D in H2 2025; production, C1 Cash Cost, AISC, sustaining capital and exploration capital guidance; the Company plans to ramp up production beginning in Q3 25, achieving full production at N2D in Q4 25; the production from N2D will add 500 tons per day (bringing overall production to 2,250 tpd); and N2D is estimated to add approximately 12 million payable zinc pounds per annum. When used in this news release words such as “to be”, "aim", "will", "plans", "expected", "potential", "target", "goal", “guidance”, “policy” and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans, our mineral resource estimates and results of our economic studies at ESM; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc; the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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